SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*



                            TrizecHahn Corporation
------------------------------------------------------------------------------
                               (Name of Issuer)

                           Subordinate Voting Shares
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   896938107
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                                (CUSIP Number)

                           Jeremiah W. O'Connor, Jr.
                              The O'Connor Group
                                399 Park Avenue
                              New York, NY 10022
                                (212) 308-7700

                                with a copy to:

                             Roger D. Turner, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 21, 2000
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Amendment)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896938107

------------------------------------------------------------------------------
  1  Name of Reporting Persons
     IRS Identification Nos. of Above Persons (entities only)

     Argo TZH Shareholdings, LLC
     06-1577882
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  2  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                         (b)[ ]
------------------------------------------------------------------------------
  3  SEC Use Only
------------------------------------------------------------------------------
  4  Source of Funds

     OO
------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     Delaware
------------------------------------------------------------------------------
                             7  Sole Voting Power
  Number of
    Shares                      6,756,665
Beneficially                --------------------------------------------------
Owned by Each                8  Shared Voting Power
  Reporting
 Person with                --------------------------------------------------
                             9  Sole Dispositive Power

                                6,756,665
                            --------------------------------------------------
                            10  Shared Dispositive Power

------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned by Each Reporting Person

     6,756,665
------------------------------------------------------------------------------
 12  Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                     [ ]
------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

     4.48%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000
------------------------------------------------------------------------------
 14  Type of Reporting Person (See Instructions)

     PN
------------------------------------------------------------------------------

CUSIP No. 896938107
------------------------------------------------------------------------------
  1  Name of Reporting Persons
     IRS Identification Nos. of Above Persons (entities only)

     Argo Management Company, L.P.
     13-3751561
------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                         (b)[ ]
------------------------------------------------------------------------------
  3  SEC Use Only
------------------------------------------------------------------------------
  4  Source of Funds

     AF
------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [ ]
------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     Delaware
------------------------------------------------------------------------------
                             7  Sole Voting Power
        Number of
          Shares                6,756,665
       Beneficially         --------------------------------------------------
      Owned by Each          8  Shared Voting Power
        Reporting
       Person with          --------------------------------------------------
                             9  Sole Dispositive Power

                                6,756,665
                            --------------------------------------------------
                            10  Shared Dispositive Power

------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned by Each Reporting Person

     6,756,665
------------------------------------------------------------------------------
 12  Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                     [ ]
------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

     4.48%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000
------------------------------------------------------------------------------
 14  Type of Reporting Person (See Instructions)

     PN
------------------------------------------------------------------------------

CUSIP No. 896938107
------------------------------------------------------------------------------
   1      Name of Reporting Persons
          IRS Identification Nos. of Above Persons (entities only)

          O'Connor Capital Partners, L.P.
          13-3747190
------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                         (b)[ ]
------------------------------------------------------------------------------
  3  SEC Use Only
------------------------------------------------------------------------------
  4  Source of Funds

     AF
------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     Delaware
------------------------------------------------------------------------------
                             7  Sole Voting Power
        Number of
          Shares                6,756,665
       Beneficially         --------------------------------------------------
      Owned by Each          8  Shared Voting Power
        Reporting
       Person with          --------------------------------------------------
                             9  Sole Dispositive Power

                                6,756,665
                            --------------------------------------------------
                            10  Shared Dispositive Power

------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned by Each Reporting Person

     6,756,665
------------------------------------------------------------------------------
 12  Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                     [ ]
------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

     4.48%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000
------------------------------------------------------------------------------
 14  Type of Reporting Person (See Instructions)

     PN
------------------------------------------------------------------------------

CUSIP No. 896938107

------------------------------------------------------------------------------
  1  Name of Reporting Persons
     IRS Identification Nos. of Above Persons (entities only)

     O'Connor Capital Incorporated
     13-3708170
------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                         (b)[ ]
------------------------------------------------------------------------------
  3  SEC Use Only
------------------------------------------------------------------------------
  4  Source of Funds

     AF
------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     Delaware
------------------------------------------------------------------------------
                             7  Sole Voting Power
        Number of
          Shares                6,756,665
       Beneficially         --------------------------------------------------
      Owned by Each          8  Shared Voting Power
       Reporting
       Person with          --------------------------------------------------
                             9  Sole Dispositive Power

                                6,756,665

                            10  Shared Dispositive Power

------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned by Each Reporting Person

     6,756,665
------------------------------------------------------------------------------
 12  Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                     [ ]
------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

     4.48%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000
------------------------------------------------------------------------------
 14  Type of Reporting Person (See Instructions)

          CO
------------------------------------------------------------------------------

CUSIP No. 896938107

------------------------------------------------------------------------------
  1  Name of Reporting Persons
     IRS Identification Nos. of Above Persons (entities only)

     J.W. O'Connor & Co. Incorporated
     13-3165788
------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                         (b)[ ]
------------------------------------------------------------------------------
  3  SEC Use Only
------------------------------------------------------------------------------
  4  Source of Funds

     AF
------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     Delaware
------------------------------------------------------------------------------
                             7  Sole Voting Power
        Number of
          Shares                6,756,665
       Beneficially         --------------------------------------------------
      Owned by Each          8      Shared Voting Power
        Reporting
       Person with          --------------------------------------------------
                             9  Sole Dispositive Power

                                6,756,665
                            --------------------------------------------------
                            10  Shared Dispositive Power

------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned by Each Reporting Person

     6,756,665
------------------------------------------------------------------------------
 12  Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                     [ ]
------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

     4.48%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000
------------------------------------------------------------------------------
 14  Type of Reporting Person (See Instructions)

     CO
------------------------------------------------------------------------------

CUSIP No. 896938107

------------------------------------------------------------------------------
  1  Name of Reporting Persons
     IRS Identification Nos. of Above Persons (entities only)

     Jeremiah W. O'Connor, Jr.
------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                         (b)[ ]
------------------------------------------------------------------------------
  3  SEC Use Only
------------------------------------------------------------------------------
  4  Source of Funds

     AF
------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United States
------------------------------------------------------------------------------
                             7  Sole Voting Power
        Number of
          Shares                6,756,665
       Beneficially         --------------------------------------------------
      Owned by Each          8  Shared Voting Power
        Reporting
       Person with          --------------------------------------------------
                             9  Sole Dispositive Power

                                6,756,665
                            --------------------------------------------------
                            10  Shared Dispositive Power

------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned by Each Reporting Person

     6,756,665
------------------------------------------------------------------------------
 12  Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                     [ ]
------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     4.48%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000
------------------------------------------------------------------------------
 14  Type of Reporting Person (See Instructions)

     IN
------------------------------------------------------------------------------

Item 1. Security and Issuer

     This Amendment No. 4 to Statement on Schedule 13D (as heretofore amended, the "Statement"), amends the Statement on Schedule 13D previously filed by the Reporting Persons (as defined in Item 2), relating to the Subordinate Voting Shares of TrizecHahn Corporation, a corporation organized under the laws of Ontario, Canada (the "Company"). The principal executive offices of the Company are located at BCE Place, 181 Bay Street, Suite 3900, Toronto, Ontario, Dominion of Canada M5J 2T3.

Item 2. Identity and Background

     No change.


Item 3. Source and Amount of Funds or Other Consideration

     No change.


Item 4. Purpose of Transaction

     The 6,756,665 Subordinated Voting Shares of the Company (the "Shares") were acquired for investment purposes and the Shares continue to be held by Argo TZH Shareholdings, LLC ("Shareholdings") for such purpose. Consistent with such investment purposes, Shareholdings may from time to time sell or otherwise dispose of Shares.

Item 5. Interest in Securities of the Issuer

     (a)-(b) Each of the Reporting Persons is the beneficial owner of the Shares, which represent approximately 4.48% of the outstanding Subordinated Voting Shares of the Company (based upon the number of Subordinated Voting Shares outstanding on February 29, 2000). Shareholdings has the sole power to vote and dispose of the Shares and each of the other Reporting Persons has the sole power to direct the vote and disposition of the Shares.

     (c) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1 hereto has effected any transactions in the securities of the Company during the past 60 days except as set forth in this Item 5(c).

     Amendment No. 3 to the Statement on Schedule 13D, dated August 8, 2000, stated that certain members of Shareholdings had elected, as of August 2, 2000, to redeem their membership interests in Shareholdings, and that in connection therewith Shareholdings had distributed to such members 664,642 Shares previously owned by Shareholdings. That number of Shares was incorrect; the correct number of Shares distributed by Shareholdings was 332,321, rather than 664,642.

     As of September 21, 2000, certain additional members of Shareholdings have elected to redeem their membership interests in Shareholdings and, in connection therewith, Shareholdings distributed to such members 1,493,642 Shares previously owned by Shareholdings. Such distribution was effected pursuant to the limited liability company agreement of Shareholdings, and the consideration therefor was the complete redemption of the membership interests in Shareholdings held by the electing members. It is possible that members of Shareholdings that receive Shares pursuant to the elections described herein will acquire their Shares for purposes other than investment purposes, and that the reporting requirements and transfer restrictions, if any, applicable to such members with respect to such Shares will differ from those applicable to the Reporting Persons.

     (d) Except as set forth herein, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1 hereto, beneficially owns or has a right to acquire directly or indirectly any securities of the Company.

     (e) As of September 21, 2000, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Subordinated Voting Shares of the Company. Accordingly, the Reporting Persons have no further obligation to file amendments to the Statement with respect to the Shares, and do not in fact intend to make any such subsequent filings.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     No change.

Item 7. Material to Be Filed as Exhibits

     None.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October __, 2000


                              ARGO TZH SHAREHOLDINGS, LLC

                              By: ARGO MANAGEMENT COMPANY, L.P., its
                                  Manager,

                              By: O'CONNOR CAPITAL PARTNERS, L.P., its
                                  General Partner,

                              By: O'CONNOR CAPITAL INCORPORATED, its
                                  General Partner,

                              By: /s/ Jeremiah W. O'Connor, Jr.
                                  ---------------------------------------
                                  Name:  Jeremiah W. O'Connor, Jr.
                                  Title: Chairman and Chief Executive Officer


                              ARGO MANAGEMENT COMPANY, L.P.,

                              By: O'CONNOR CAPITAL PARTNERS, L.P., its
                                  General Partner,

                              By: O'CONNOR CAPITAL INCORPORATED, its
                                  General Partner,

                              By: /s/ Jeremiah W. O'Connor, Jr.
                                  ---------------------------------------
                                  Name:  Jeremiah W. O'Connor, Jr.
                                  Title: Chairman and Chief Executive Officer

                              O'CONNOR CAPITAL PARTNERS, L.P.,

                              By:      O'CONNOR CAPITAL INCORPORATED, its
                                       General Partner,

                              By: /s/ Jeremiah W. O'Connor, Jr.
                                  ---------------------------------------
                                  Name:  Jeremiah W. O'Connor, Jr.
                                  Title: Chairman and Chief Executive Officer


                              O'CONNOR CAPITAL INCORPORATED,

                              By: /s/ Jeremiah W. O'Connor, Jr.
                                  ---------------------------------------
                                  Name:  Jeremiah W. O'Connor, Jr.
                                  Title: Chairman and Chief Executive Officer


                              J.W. O'CONNOR & CO. INCORPORATED,

                              By: /s/ Jeremiah W. O'Connor, Jr.
                                  ---------------------------------------
                                  Name:  Jeremiah W. O'Connor, Jr.
                                  Title: Chairman and Chief Executive Officer



                                  /s/ Jeremiah W. O'Connor, Jr.
                                  ---------------------------------------
                                  Jeremiah W. O'Connor, Jr.

                                                                    SCHEDULE 1


     Directors and Executive Officers of J.W. O'Connor & Co. Incorporated
     --------------------------------------------------------------------


     The name, present principal occupation and business address of each of the directors and executive officers of J.W. O'Connor & Co. Incorporated ("OCINC") are set forth below. Each of the directors and executive officers of OCINC is a United States citizen.


        Name               Present Principal Occupation         Business Address
        ----               ----------------------------         ----------------
Jeremiah W. O'Connor, Jr.  Director and Chairman of the         399 Park Avenue
                           Board of OCINC.                      New York, NY  10022

Thomas E. Quinn            Executive Vice President and Chief   399 Park Avenue
                           Financial Officer of OCINC.          New York, NY  10022

Irwin J. Blitt             Private Investor                     8900 State Line
                                                                Leawood, KS  66206

Lynn Davenport             Senior Vice President and Chief      7620 Market Street
                           Financial Officer of The Edward J.   Youngstown, OH  44515-9128
                           DeBartolo Corporation

William O'Connor           Vice President of O'Connor Global    60 Victoria Embankment
                           Services Limited                     London, EC4Y 0JP
                                                                ENGLAND

Bruce J. McCowan           Private Investor                     Cinco Avenida Sur #19
                                                                Antigua, Guatemala

Roger D. Turner            Partner, Cravath, Swaine & Moore     825 Eighth Avenue
                                                                New York, NY  10019
